1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS +1 212 698 3529 Direct +1 212 698 0452 Fax

August 26, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:                             The Universal Institutional Funds, Inc. (the “Fund”)

(File No. 333-03013; 811-07607)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the Global Strategist Portfolio’s (the “Portfolio”) intention to invest in a wholly-owned subsidiary of the Portfolio organized as a company under the laws of the Cayman Islands filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 62 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 26, 2016.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.                            Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm how the Portfolio determines to invest a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 2.                               We confirm that the Adviser takes into account the requirements of Rule 35d-1 to ensure that the Portfolio invests in a number of countries throughout the world.

Comment 3.                            Please state supplementally whether the Adviser’s fee waiver will continue from at least one year from the date of the Prospectus and whether the Adviser will recoup fees waived in prior years.

Response 3.                               We hereby confirm that the Adviser’s fee waiver will continue from at least one year from the date of the Prospectus and that the Adviser will not recoup fees waived in prior years.

Comment 4.                            Please confirm supplementally that acquired fund fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Portfolio.

Response 4.                               We hereby confirm that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Portfolio and therefore the “Acquired Fund Fees and Expenses” line item has not been included.

Comment 5.                            The Fund discloses that the Portfolio may engage in transactions involving various types of swaps.  To the extent the Portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940, as amended (the “Investment Company Act”).  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Portfolio operates.

Response 5.                               We are aware that the Commission or its Staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Portfolio operates.  In addition, we hereby confirm that the Portfolio segregates/earmarks the appropriate amount of assets in connection with its investments in total return swaps.

Comment 6.                            Please add a parenthetical immediately subsequent to the first mention of leverage to include a plain English explanation of leverage.

Response 6.                               The disclosure has been revised accordingly.

Comment 7.                            Please consider whether, in light of the Portfolio’s investment in securities in the United Kingdom, whether to add additional risk disclosure related to “Brexit.”

Response 7.                               We respectfully acknowledge the comment; however, we do not believe such disclosure to be necessary to include in the Prospectus and have instead included applicable risk disclosure in the Statement of Additional Information.

Comment 8.                            Please confirm that the table entitled “Annual Total Returns” has been included in the Prospectus.

Response 8.                               We hereby confirm that the table entitled “Annual Total Returns has been included in the Prospectus.

Comment 9.                            Pursuant to Item 4(b)(2)(ii) of Form N-1A, please include the Portfolio’s return as of the most recent quarter end immediately subsequent to the table entitled “Annual Total Returns.”

Response 9.                               We respectfully acknowledge the comment; however, Item 4(b)(2)(ii) states to include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart if a fund’s fiscal year is other than a calendar year.  The Portfolio’s fiscal year is that of a calendar year; accordingly, no footnote has been added.

Comment 10.                     Please confirm that, if the Portfolio enters into credit default swap arrangements, the Portfolio covers the full notional amount of each swap agreement where protection is sold.

Response 10.                        We hereby confirm that the Portfolio covers the notional amount of each credit default swap agreement pursuant to which protection is sold.

Comment 11.                     Pursuant to Item 9(b) Instruction 7 of Form N-1A, please add disclosure explaining any tax consequences of increased portfolio turnover and how portfolio turnover may affect Portfolio performance generally.

Response 11.                        We respectfully acknowledge the comment; however, such disclosure is included in the section of each Prospectus entitled “Portfolio Summary—Portfolio Turnover.”  In addition, we believe that disclosure regarding the tax consequences of increased portfolio turnover is not applicable for this Portfolio as the Fund is an insurance product.

Comment 12.                     With respect to the controlled foreign corporation (“CFC”), please (i) confirm that the CFC complies with applicable laws and regulations related to affiliated transactions and custody; (ii) identify the custodian of the CFC; (iii) confirm that the financial statements to be included of the CFC will be consolidated with those of the Portfolio; (iv) confirm that the management fee and other expenses of the CFC will be included in the fee table of the Prospectus; (v) confirm that the CFC and its Board of Directors will designate an agent for service of process; and (vi) confirm that the CFC and its Board of Directors will agree to inspections pursuant to Section 31 of the Investment Company Act and maintain books and records in compliance with applicable laws and regulations.

Response 12.                        We hereby confirm items (i), (iii), (iv), (v) and (vi).  With respect to item (ii), the CFC’s custodian is State Street Bank and Trust Company.

Comment 13.                     Pursuant to Item 16 of Form N-1A, please consider whether differences in the Portfolio’s portfolio turnover rate over the most recent two fiscal years varies significantly.  If so, please include relevant disclosure in the Prospectus.

Response 13.                        We respectfully acknowledge the comment; however, we believe that such variations are not significant.

COMMENTS TO THE PART C

Comment 14.                     Please include the CFC’s Management Agreement as an exhibit to the Part C.

Response 14.                        We respectfully acknowledge the comment; however, Form N-1A Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a fund’s assets, not a subsidiary’s assets.  Furthermore, we do not believe that the CFC’s Management Agreement, nor any other subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A Item 28(h). Accordingly, we have not included the CFC’s Management Agreement as an exhibit to the Fund’s registration statement.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss

cc:                                Edward J. Meehan